August 1, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Nicholas O'Leary
Jane Park

RE:	Emo Capital, Corp. (the “Company”)
Amendment No. 2 to Offering Statement on Form 1-A
Filed June 15, 2023
File No. 024-12282

Ladies and Gentlemen:

Based on the comments issued July 31, 2023 to our Form 1-A/A No. 1 filed July 14, 2023, the Company submitted this second amendment.

See below for our responses and updates:

Comment #1 for Summary, page 2

"We note your revised disclosure in response to prior comment 3 in the Summary, Management's Discussion and Analysis and the Business sections. Please expand your disclosure throughout the offering circular to clarify the extent to which your business operations will continue to focus on the organic fertilizer business and other relevant agriculture services, including but not limited to, the discussion of principal products, milestones and budget."

Response: [See updated Summary, Page 2 and elsewhere necessary]

We updated based on your comments by including more discussion of, such as, principal products, milestones, and budget. And see below:

"Meanwhile, Company will continue to engage in the organic fertilizer business. On March 2, 2023, Company submitted a Form 1-A Regulation Offering Circular to secure $1.5 million for the organic fertilizer business operations, and the most recent post-qualification was approved on May 12, 2023. The principal product will be organic fertilizer. An organic fertilizer is a plant fertilizer that is consequent from organic sources. Organic fertilizers vary from organic compost to manure, however they have to be derived from all-organic sources. We intend to collect organic waste including livestock organic waste, food waste, and green waste for organic fertilizer production. To produce organic fertilizer, collected waste will be composted with the aid of yeasts. Yeasts are single-celled fungi, they are everywhere in nature and can perform many ecological functions, like breaking down dead plant tissue and encouraging root growth. The final organic product will be dried and packaged in bags for sale. The potential customers are U.S. farmers and big farming companies such as in states California and Florida.

We have outlined several milestones for the operation, and more details can be found in the "Organic Fertilizer Offering Circular." Our initial plan was to raise a minimum of $210,000 for land acquisition in the first quarter (July 31, 2023) after the qualification of the offering circular. However, up until the date of this amendment, we have not raised any funds. Therefore, we need to defer this milestone to the next quarter (October 31, 2023).

Upon reaching the first milestone, our objective is to complete the organic fertilizer production facility in the subsequent quarter (January 31, 2024) with an estimated budget of $650,000. Following that, in the next quarter (March 31, 2024), we intend to initiate production and manufacture our first batch of fertilizer products, estimating a budget of $200,000 for this stage.

Nevertheless, we cannot provide an assurance that we will secure the anticipated funds precisely on schedule, making it difficult to predict the likelihood of successfully achieving these milestones for our organic fertilizer operation."

Comment #2 for Use of Proceeds, page 22

"We note your revisions and removal of "debt coverage" from your use of proceeds in response to prior comment 5. Please revise the allocated use of proceeds on pages 22 and 23 to ensure that the itemized allocations match the reflected total for each percentage of shares sold."

Response: [See updated pages 22 and 23]

Per you comment, we double checked those items liste on pages 22-23 and pages 37-38. Because we removed the "debt coverage" on pages 37-38, and in order to make those items consistent through those pages, we updated the "Working capital/cash reserve" to "Working capital" on pages 22-23. We also double checked those allocated use of proceeds to ensure that the itemizied allocations match the reflected total for each percentage of shares sold.

Comment #3 for Competition for the Company's current operations, page 39

"We note your expanded disclosure on page 39 of your competitors and discussion of the seedling supplying partnership in response to prior comment 10. Please clarify if any of these competitors utilize a seedling supplying partnership service."

Response: [See updated the second paragraph of section "Competition for the Company's current operations" in page 39]

We udpated as "As per our understanding, the aforementioned competitive companies are privately held and have not made any public disclosures about the existence of long-term supply partnerships with their customers. We plan on building stable long-term seedling suppling partnership with cannabis cultivation growers in California. To build a long-term supplying partnership......"

Thank you for your time to review our offering cirular. And appreciate your comments to help correct, update, and improve our offering circular. If you have any questions regarding the amendments, please do not hesitate to call J. Adam Guo, the Company’s President, at (661) 519-5708.

Very truly yours,

Emo Capital, Corp.

By: /s/ J. Adam Guo

Name: J. Adam Guo

Title: President/Chief Executive Officer

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